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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 23 )*
                                            ----


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   559092-40-8
                  ---------------------------------------------

                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                February 27, 1998
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (10-97)                  Page 1 of 10

                                  SCHEDULE 13D
 CUSIP No.  559092-40-8                                 Page  2   of   10  Pages

--------------------------------------------------------------------------------

 1  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

       William A. Fresh
--------------------------------------------------------------------------------

 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                         (b) [_]

--------------------------------------------------------------------------------
 3  SEC Use Only


--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization


       United States
--------------------------------------------------------------------------------
                 7   Sole Voting Power

                        2,423,168   (includes    250,900    shares    underlying
                                    currently  exercisable  options  and  95,000
                                    shares  underlying   currently   exercisable
                                    warrants)
 Number of
   Shares       ----------------------------------------------------------------
Beneficially     8  Shared Voting Power
 Owned by
    Each                2,642,998   (includes 65,392 shares underlying currently
 Reporting                          exercisable warrants)
   Person       ----------------------------------------------------------------
    With         9   Sole Dispositive Power

                        2,423,168   (includes    250,900    shares    underlying
                                    currently  exercisable  options  and  95,000
                                    shares  underlying   currently   exercisable
                                    warrants)
                ----------------------------------------------------------------
                10   Shared Dispositive Power

                        2,642,998   (includes 65,392 shares underlying currently
                                    exercisable warrants)
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,066,166   (includes  250,900  shares  underlying  currently   exercisable
                 options and 160,392  shares  underlying  currently  exercisable warrants)
--------------------------------------------------------------------------------
12  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares  (See
    Instructions)                                                            [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

      34.1%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                 Page  3   of   10  Pages

--------------------------------------------------------------------------------
 1  Names of Reporting Persons.
    I.R.S. Identification Nos. of above person (entities only)

       Reva Luana Fresh

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [X]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
 3  SEC Use Only


--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [_]


--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization


       United States
--------------------------------------------------------------------------------
                 7   Sole Voting Power

                       -0-
Number of       ----------------------------------------------------------------
  Shares         8   Shared Voting Power
eneficially
Owned by               2,642,998   (includes 65,392 shares underlying currently
   Each                            exercisable warrants)
Reporting      ----------------------------------------------------------------
  Person
   With          9   Sole Dispositive Power

                       -0-
                ----------------------------------------------------------------
                10   Shared Dispositive Power

                        2,642,998   (includes 65,392 shares underlying currently
                                    exercisable warrants)
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,642,998   (includes  65,392  shares  underlying   currently   exercisable
                 warrants)

--------------------------------------------------------------------------------
12  Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares (See
    Instructions)                                                          |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

     18.2%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                 Page  4   of   10   Pages

--------------------------------------------------------------------------------
 1  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

       WAF Investment Company

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [X]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
 3  SEC Use Only


--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [_]


--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization


       Utah
--------------------------------------------------------------------------------
                  7  Sole Voting Power

                       -0-
 Number of       ---------------------------------------------------------------
   Shares         8  Shared Voting Power
 eneficially
 Owned by               1,399,666   (includes 65,392 shares underlying currently
    Each                            exercisable warrants)
 Reporting       ---------------------------------------------------------------
   Person         9  Sole Dispositive Power
    With
                       -0-
                 ---------------------------------------------------------------
                 10  Shared Dispositive Power

                        1,399,666   (includes 65,392 shares underlying currently
                                    exercisable warrants)
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,399,666   (includes  65,392  shares  underlying   currently   exercisable
     warrants)
--------------------------------------------------------------------------------
12  Check If the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares  (See
    Instructions)                                                            [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

     9.6%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                  Page  5   of  10   Pages



--------------------------------------------------------------------------------
This Amendment No. 23 to the Schedule 13D of William A. Fresh, Reva Luana Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994, Amendment No. 10 thereto filed on October 4, 1994, Amendment Nos. 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 thereto filed on February 24, 1997, Amendment No. 21 thereto filed on May 8, 1997, Revised Amendment No. 21 thereto filed on February 18, 1998, Amendment No. 22 thereto filed on December 10, 1997 and Revised Amendment No. 22 thereto filed on February 18, 1998.
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

         (b)      Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

         (c) Address of Issuer's Principal Executive Office: 13526 South 110 West, Draper, UT 84020

Item 2.           Identity and Background

         (a)      Name:    William A. Fresh ("WA Fresh")
                           Reva Luana Fresh ("RL Fresh")
                           WAF Investment Company ("WAF")

         (b) Residence address for WA Fresh and RL Fresh and business address for WAF:

                           2238 East Gambel Oak Drive, Sandy, Utah 84092

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                           WA Fresh is the Chief Executive Officer and Chairman of the Board of the Issuer; RL Fresh is not employed outside of the home; and WAF is in the business of investments.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

         (f) Citizenship of WA Fresh and RL Fresh: United States Citizenship of WAF: Utah

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                  Page  6   of  10   Pages


Item 3.           Source and Amount of Funds or Other Consideration

                  On February 27, 1998, 466,666 shares were issued by the Issuer to WA Fresh, 466,666 shares were issued by the Issuer to WAF and 266,666 shares were issued by the Issuer to Orem Tek Development Corp ("Orem Tek") upon conversion of notes held by WA Fresh, WAF and Orem Tek, which notes were payable by the Issuer. Orem Tek is a corporation of which WA Fresh is a director and the majority shareholder. The conversion rate was $.75 per share. The interest due on such notes was applied to the exercise price of (i) warrants to purchase 108,338 shares of the Issuer's common stock, which warrants were held by WA Fresh and (ii) warrants to purchase 14,608 shares of the Issuer's common stock, which warrants were held in the name of WAF. The exercise price of the warrants held by WA Fresh was $.30 per share and the exercise price of the warrants held by WAF was $.37/share.

Item 4.           Purpose of Transaction

                  See Item 3 above. All shares acquired in the transactions described in Item 3 above were acquired for investment purposes.

                  WA Fresh, RL Fresh and WAF reserve the right to purchase additional securities of the Issuer or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, WA Fresh, RL Fresh and WAF presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a)      The   aggregate   number  of  shares  of  the   Common   Stock
                  beneficially owned by WA Fresh is 5,066,166 shares, which includes (i) 1,585,602 shares of the Common Stock held by WA Fresh in his own name, (ii) 50,000 shares of the Common Stock held by WA Fresh and RL Fresh as the trustees of The Reva Luana Fresh Family Living Trust, (iii) 95,000 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh, (iv) 250,900 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (v) 1,334,274 shares of the Common Stock held by WAF of which WA Fresh and RL Fresh are the general partners, (vi) 1,133,332 shares of the Common Stock held by RL Fresh, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (vii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (viii) 150,000 shares held by the William A. Fresh and Reva Luana Fresh Charitable Remainder Trust (the "Charitable Remainder Trust"),
                  (ix) 65,392 shares of the Common Stock underlying currently exercisable warrants held in the name of WAF, (x) 75,000 shares of the Common Stock held by WA Fresh as Custodian for the benefit of a family member and (xi) 266,666 shares held in the name of Orem Tek. The 5,066,166 shares of the Common Stock represent 34.1% of the outstanding shares of the Issuer.

                  The   aggregate   number  of  shares  of  the   Common   Stock
                  beneficially owned by RL Fresh is 2,642,998 shares, which includes (i) 1,334,274 shares of the Common Stock held by WAF, of which WA Fresh and RL Fresh are the general partners, (ii) 1,133,332 shares of the Common Stock held by RL Fresh in her own name, (iii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members, (iv) 50,000 shares of the Common Stock held by RL Fresh and WA Fresh as the trustees of The Reva Luana Fresh Family Living Trust and (v) 65,392 shares of the Common Stock underlying

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                  Page  7   of  10   Pages


                  currently exercisable warrants held in the name of WAF. The 2,642,998 shares of the Common Stock represent 18.2% of the outstanding shares of the Issuer.

                  The aggregate number of shares of the Common Stock beneficially owned by WAF is 1,399,666 shares, of which 65,392 shares underlie currently exercisable warrants. Such securities represent 9.6% of the outstanding shares of the Issuer.

         (b) WA Fresh has the sole power to vote, direct the vote, dispose and direct the disposition of (i) the 1,585,602 shares of the Common Stock held in his own name, (ii) the 95,000 shares of the Common Stock underlying currently exercisable warrants held in his own name, (iii) the 250,900 shares of the Common Stock underlying currently exercisable options held in his own name, (iv) the 150,000 shares held by the Charitable Remainder Trust, (v) the 75,000 shares held by WA Fresh as Custodian for the benefit of a family member and (vi) the 266,666 shares held in the name of Orem Tek.

                  Due to their spousal relationship, WA Fresh may be deemed to share with RL Fresh the power to vote, direct the vote, dispose of and direct the disposition of (i) the 1,133,332 shares of the Common Stock held in the name of RL Fresh and
                  (ii) the 60,000 shares of the Common Stock held by RL Fresh as Custodian for the benefit of two family members. In addition, WA Fresh and RL Fresh, as the general partners of WAF, share the power to vote, direct the vote, dispose and direct the disposition of (i) the 1,334,274 shares of the Common Stock held in the name of WAF and (ii) the warrants to purchase 65,392 shares of the Common Stock, which warrants are held in the name of WAF. Lastly, WA Fresh and RL Fresh, as the trustees of The Reva Luana Fresh Family Living Trust, share the power to vote, direct the vote, dispose and direct the disposition of the 50,000 shares held in the name of such trust. Neither RL Fresh nor WAF have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

         (c)      See Item 3 above.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.           Material to Be Filed as Exhibits

                  Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                  Page  8   of  10   Pages




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




June 6, 1998                      /s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              William  A.   Fresh  by   Richard  G.   Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November 7, 1996,  a manually
                                  signed  copy  of  which  is on file  with  the
                                  Commission  and  incorporated  herein  by this
                                  reference



June 6, 1998                      /s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              Reva  Luana   Fresh,   by  Richard  G.  Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November  7, 1996,  a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference


                                  WAF Investment Company,
                                  a Utah limited partnership


June 6, 1998                      By:/s/ RICHARD G. BROWN
----------------------------         ---------------------- --------------------
Date                              William A. Fresh,  General Partner, by Richard
                                  G. Brown, Attorney-in-Fact pursuant to a Power
                                  of Attorney dated February 14, 1997, a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                  Page  9   of  10   Pages

                                 INDEX TO EXHIBITS




        Exhibit                   Description
-------------------------       ------------------------------------------------


           A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                 SCHEDULE 13D
CUSIP No.  559092-40-8                                  Page  10   of  10  Pages



                                   EXHIBIT A
                                   ---------


                                   AGREEMENT
                                   ---------

         Each of the undersigned agrees that this Amendment No. 23 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




June 6, 1998                      /s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              William  A.   Fresh  by   Richard  G.   Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November 7, 1996,  a manually
                                  signed  copy  of  which  is on file  with  the
                                  Commission  and  incorporated  herein  by this
                                  reference



June 6, 1998                      /s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              Reva  Luana   Fresh,   by  Richard  G.  Brown,
                                  Attorney-in-Fact   pursuant   to  a  Power  of
                                  Attorney  dated  November  7, 1996,  a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference


                                  WAF Investment Company,
                                  a Utah limited partnership


June 6, 1998                      By:/s/ RICHARD G. BROWN
----------------------------      ----------------------------------------------
Date                              William A. Fresh,  General Partner, by Richard
                                  G. Brown, Attorney-in-Fact pursuant to a Power
                                  of Attorney dated February 14, 1997, a copy of
                                  which  is on  file  with  the  Commission  and
                                  incorporated herein by this reference